FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of March 2017

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  March 27, 2017

Press Release

Eltek Reports Fourth Quarter and Full Year 2016 Financial Results

PETACH-TIKVA, Israel, March 27, 2017 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the fourth quarter and full year ended December 31, 2016.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: "Our fourth quarter revenues of $8.1 million were lower than the $10.4 million of  revenues we had in the fourth quarter of 2015. The decrease was primarily attributable to the lower number of working days in the fourth quarter as compared to last year's fourth quarter, due to the local holiday season and the continued competition in the local military market. Our bottom line was also affected by two one-time expenses. The first was a $1.1 million write-off of a deferred tax asset, due to uncertainty about our ability to utilize it in the foreseeable future. The second was a $271,000 expense associated with the sale of all of our shares in Kubatronik-Leiterplatten GmbH, our German subsidiary, which had drawn significant resources from us for several years. We believe that the sale of Kubatronik will assist us to focus on improving our future results.

Although competitive pressures remain strong, we have made positive progress in improving our on-time delivery and manufacturing yields. In addition, we continue to enhance our working relations with our defense customers by providing advanced technological solutions that meet their needs. Eltek is also restructuring its sales organization in order to increase the top line. We believe that these steps will prove fruitful for us and will contribute to achieving our goal of becoming a leading company in our field in terms of technology, on-time delivery and product quality," Mr. Nissan concluded.

Highlights of the Full Year of 2016 compared to the Full Year of 2015

•	Revenues for the full year of 2016 amounted to $37.1 million; compared to revenues of $41.4 million in 2015, a decrease of approximately 10.4%.

•	Gross profit was $2.8 million (7.6% of revenues), compared to gross profit of $6.6 million (15.8% of revenues) in 2015;

•	Operating loss was $2 million compared to an operating profit of $1.5 million in 2015;

•
Net loss was $3.6 million or $0.36 per fully diluted share, compared to net profit of 1.0 million or $0.10 per fully diluted share in 2015. Before the $1.1 million write-off of a deferred tax asset and the $271,000 one-time expenses recorded in connection with our sale of Kubatronik, the net loss for the full year of 2016 (on a non-GAAP basis) was $2.3 million, $0.23 per fully diluted share.

•	EBITDA amounted to $(313,000) ((0.8%) of revenues) compared to $3.3 million (8.1% revenues) in 2015;

•	Net cash provided by operating activities amounted to $165,000 compared to $1.7 million in 2015;

•
Cash and cash equivalents as of December 31, 2016 were $1.2 million, compared to $1.0 million as of December 31, 2015. In addition, the Company had un-utilized lines of credit of $1.3 million as of December 31, 2016.

Highlights of the Fourth Quarter of 2016 compared to the Fourth Quarter of 2015

•	Revenues for the fourth quarter of 2016 were $8.1 million compared with revenues of $10.4 million in the fourth quarter of 2015;

•	Gross loss was $463,000 ((5.7%) of revenues) compared with a gross profit of $1.7 million (16.3% of revenues) in the fourth quarter of 2015;

•	Operating loss was $1.6 million compared to an operating profit of $455,000 in the fourth quarter of 2015;

•
Net loss was $3 million or $0.30 per fully diluted share compared to net profit of $228,000 or $0.02 per fully diluted share in the fourth quarter of 2015. The net loss for Q4-2016 (on a non-GAAP basis) was $1.7 million, $0.16 per fully diluted share before the one-time expenses recorded in the fourth quarter of 2016;.

•	EBITDA amounted to $(1.4) million ((17.2%) of revenues) compared to EBITDA of $940,000 (9% of revenues) in the fourth quarter of 2015;

•	Net cash used in operating activities amounted to $1.3 million, compared to $1.4 million of cash provided by operating activities in the fourth quarter of 2015.

Conference Call

Today, Monday, March 27, 2017 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Mr. Roberto Tulman, Deputy CEO and Chief Technology Officer, and Mr. Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-407-2553
Israel:	03-9180685
International:	+972-3-9180685

At:

9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek's corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company's headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America and Europe, and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company's presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Safe Harbor for Forward Looking Statements:

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws, that involve a number of risks and uncertainties including, but not limited, to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and in subsequent filings with the United States Securities and Exchange Commission. Except as otherwise required by law, Eltek is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Investor Contact:
Nir Zalik
KM Investor relations
Tel: +972- 3-5167620
nir@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

Revenues	8,108	10,407	37,065	41,350
Costs of revenues	(8,571)	(8,716)	(34,248)	(34,802)

Gross profit	(463)	1,692	2,817	6,548

Selling, general and administrative expenses	(1,130)	(1,204)	(4,699)	(4,961)

R&D expenses, net	(20)	(33)	(117)	(90)

Operating profit (loss)	(1,612)	455	(1,999)	1,497

Financial expenses, net	(98)	(115)	(309)	(259)

Profit (loss) before other income, net	(1,710)	339	(2,308)	1,238

Other income, net	(259)	1	(259)	6

Profit (loss) before income tax expenses	(1,969)	340	(2,567)	1,244

Tax expenses	(1,080)	(142)	(1,158)	(218)

Net Profit (loss)	(3,050)	198	(3,725)	1,026

Net loss attributable to non controlling interest	(43)	(30)	(101)	(17)

Net Profit (loss) attributable to Eltek Ltd.	(3,007)	228	(3,624)	1,043

Earnings per share
Basic and diluted net gain (loss) per ordinary share	(0.30)	0.02	(0.36)	0.10

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	December 31,
	2016	2015
Assets

Current assets
Cash and cash equivalents	1,234	1,038
Receivables: Trade, net of provision for doubtful accounts	5,704	8,015
Other	205	273
Inventories	3,926	4,450
Prepaid expenses	251	187

Total current assets	11,320	13,963

Deferred taxes	0	1,064

Assets held for employees' severance benefits	50	49

Fixed assets, less accumulated depreciation	8,453	10,067

Intangible asset	322	276

Total assets	20,145	25,419

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,868	1,275
Accounts payable: Trade	4,727	6,112
Other	3,818	4,594

Total current liabilities	11,413	11,981

Long-term liabilities
Long term debt, excluding current maturities	1,954	2,905
Employee severance benefits	144	289

Total long-term liabilities	2,098	3,194

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	1,815	1,892
Capital reserve	695	695
Accumulated deficit	(15,131)	(11,507)
Shareholders' equity	6,634	10,335
Non controlling interest	0	(91)
Total equity	6,634	10,244
Total liabilities and shareholders' equity	20,145	25,419

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

GAAP net Income (loss)	(3,007)	228	(3,624)	1,043
Add back items:

Financial expenses (income), net	98	116	309	259
Income tax expense	1,080	142	1,158	218
Depreciation and amortization	431	455	1,844	1,816
Adjusted EBITDA	(1,396)	940	(313)	3,335

Eltek Ltd.
Unaudited Non-GAAP Reconciliations
(In thousands US$)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

GAAP net Income (loss)	(3,007)	228	(3,624)	1,043
Add back items:

Decrease (increase) in deferred tax assets	1,063		1,063
Sale of Kubatronik	271		271
Net Profit (loss) before change in deferred tax assets, management downsizing and an impairment of goodwill (non-GAAP)	(1,673)	228	(2,290)	1,043

Basic and diluted net gain (loss) per ordinary share	(0.16)	0.02	(0.23)	0.10

Eltek Ltd.
Consolidated Statement of  Cash flow
(In thousands US$, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
Cash flows from operating activities:

Net Income (loss)	(3,050)	228	(3,725)	1,026

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	443	408	1,856	1,731
Capital lose on disposal of fixed assets, net	(12)	9	(12)	85
Revaluation of long term loans	-	133	1	10
Decrease (increase) in Deferred Tax	1,062	(7)	1,083	133
	1,492	657	2,929	1,959

Decrease (increase) in trade receivables	641	142	2,143	171
Decrease (increase) in other receivables and prepaid expenses	17	277	(97)	249
Decrease (increase) in inventories	504	158	289	213
Increase (decrease) in trade payables	(378)	(311)	(561)	(1,396)
Increase (decrease) in other liabilities and accrued expenses	(409)	157	(664)	(543)
Increase (decrease) in employee severance benefits, net	(148)	61	(150)	41
	226	484	961	(1,265)

Net cash provided by operating activities	(1,331)	1,370	165	1,720

Proceeds from sale of investments in previously consolidated subsidiaries:

The subsidiaries' assets and liabilities at date of sale:

Trade accounts receivable net	290	-	290
Inventories	298	-	298
Prepaid and other current assets	107	-	107
Assets held for employees' severance benefits	-	-	-
Property, plant and equipment	537	-	537
	-	-	-
deferred Tax - Long Term	-	-	-
Goodwill/intangible asset	(0)	-	(0)
Short-term credit	-	-	-
Trade	(604)	-	(604)
Other	(185)	-	(185)
Long-term debt, including current maturities	(112)	-	(112)
Employee severance benefits	(276)	-	(276)
Investment in company accounted for at equity	191	-	191
	245	-	245

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(146)	(194)	(708)	(797)
Purchase of Intangible asset	-	(69)	(43)	(69)
Net cash used in investing activities	(146)	(263)	(750)	(866)

Cash flows from financing activities:
Increase (decrease) in short- term credit	1,657	(1,083)	1,589	(2,063)
Repayment of long-term loans from bank	(175)	(76)	(680)	(207)
Proceeds from long-term loans	199	-	199	1,707
Repayment of credit from fixed asset payables	(83)	(136)	(635)	(505)
Net cash provided by (used in) financing activities	1,598	(1,294)	473	(1,068)

Effect of translation adjustments	25	7	37	123

Net increase (decrease) in cash and cash equivalents	392	(181)	196	(91)

Cash and cash equivalents at beginning of the period	842	1,179	1,038	1,129
			-
Cash and cash equivalents at period end	1,234	998	1,234	1,038
	1,234	998	1,208	1,038